K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006

March 2, 2016

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	1290 Funds
— 1290 DoubleLine Dynamic Allocation Fund
Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A
(File Nos. 333-195390; 811-22959)

Ladies and Gentlemen:

We have acted as counsel to 1290 Funds (the “Company”) in connection with the preparation of Post-Effective Amendment No. 13 to the Company’s registration statement on Form N-1A (the “Amendment”), and we have reviewed the disclosure that we understand will be contained in the Amendment when it is filed with the U.S. Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP